UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                        Commission File Number: 0-29782

                          NOTIFICATION OF LATE FILING

(Check one) _Form 10-K  _Form 20-F  _Form 11-K  [X] Form 10-Q _Form N-SAR

For the Period Ended: March 31, 1999

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I-REGISTRANT INFORMATION

Full Name of Registrant: World Access, Inc.

Former Name if Applicable: WAXS INC.

Address of Principal Executive Office

(Street and Number):          945 E. Paces Ferry Road., Suite 2200
(City, State and Zip Code):   Atlanta, GA  30326

PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] |(a)  The reasons described in reasonable detail in Part  III  of  this form
    |     could not be eliminated without unreasonable effort or expense;
    |
[x] |(b)  The subject annual report,  semi-annual report,  transition  report on
    | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be | filed on or before the fifteenth calendar day following the prescribed | due date; or the subject quarterly report or transition report on Form | 10-Q, or portion thereof will be filed on or before the fifth calendar
    |     day following the prescribed due date; and
    |
    |(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Form 10-Q for the quarter ended March 31, 1999 could not be filed within the Commission's prescribed time period without unreasonable effort or expense due to the significant time and efforts required of management relating to the sale of $50 million of 4.25% Cumulative Senior Perpetual Convertible Preferred Stock, Series A, to the 1818 Fund III, L.P. on April 21, 1999 (see the Company's Current Report on Form 8-K filed on May 3, 1999) and the significant efforts encountered in obtaining required financial data relating to the significant acquisitions completed in the fourth quarter of 1998 to ensure accurate and complete financial dislosure under the Commission's Reporting guidelines.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark A. Gergel              (404)            231-2025
(Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes    _ No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes  _ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


The Company's March 31, 1999 financial results were significantly changed over the comparable period in 1998. Please refer to the Company's April 28, 1999 press release attached hereto that discusses the changes in financial results and discloses selected financial data.

World Access, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 18, 1999             By: /s/ Martin D. Kidder
                                   -------------------------
                                     Martin D. Kidder
                                     Vice President and
                                     Controller

Exhibit No. 1


           WORLD ACCESS REPORTS $143.5 MILLION IN FIRST QUARTER SALES
              Company Generates Approximately $15 Million of EBITDA
               Pursuit of Strategic Growth Opportunities Continues

         Atlanta, Georgia - April 28, 1999 - WORLD ACCESS, INC. (NASDAQ: WAXS) announced today that its first quarter 1999 sales from continuing operations were $143.5 million, a $120.1 million or 513% increase over the $23.4 million in sales during the comparable 1998 period. For the three months ended March 31, 1999, the Company realized net income from continuing operations of $2.1 million or $.06 per diluted share, versus a loss of $32.5 million or $(1.68) per diluted share, for the first three months of 1998. The first quarter of 1998 included special charges of $36.1 million or $(1.86) per diluted share, primarily related to in-process research and development costs written-off in connection with certain business acquisitions.

         John D. Phillips, President and Chief Executive Officer, said, "We are pleased to report record sales and gross profit for the Company during the first quarter of 1999, fueled by the fourth quarter 1998 acquisitions of Resurgens Communications Group and Telco Systems, Inc. Our Telecommunications Group (f/k/a Resurgens) and Equipment Group both performed at the upper end of our business plans during the quarter and collectively generated approximately $15.0 million or $.41 per diluted share in EBITDA. Our management team continues to focus on the integration of the significant businesses acquired in 1998 and the realization of the tremendous synergies that are now available to the Company as a result of these acquisitions and the aggressive build-out of equipment and service infrastructure projected for the global telecommunications markets."

         "Carrier service revenues from the Telecommunications Group were $85.6 million, an increase of $9.3 million or 12.2% over revenues realized in the fourth quarter of 1998. Variable gross margin on these revenues was 11.6%, up from 11.0% in the preceding quarter, as we continue to obtain economies of scale associated with our internal services network and an increase in the number of direct and transit agreements. New, fixed low-cost bandwidth to India, Chile, Mexico and Italy has recently been established and we are in the process of establishing similar bandwidth to several other countries. The Telecommunications Group now has dedicated bandwidth and transit agreements to carry traffic to more than 100 countries."

         "The Equipment Group was able to meet its financial objectives during the first quarter despite management's efforts being diluted by the consolidation of several operations, the sale of internal manufacturing operations to a strategic outsourcing partner, and the introduction of several new products to the marketplace. Several of these new products, including the Micro STX switch and NTS 2000 billing system introduced by our Switching Division and the EdgeLink100 and 300 integrated access devices introduced by our Transport and Access Division, have been particularly well received by the market. In addition, new product and marketing alliances were recently established with Ascend Communications, Inc. and PairGain Technologies, Inc. that are expected to provide additional market penetration opportunities. Based on the completion of these strategic initiatives during the first quarter, management believes that the Equipment Group is well positioned for continued sales growth and profit improvement throughout 1999."

         Mr. Phillips, added, " With the restructuring activities completed in December 1998 and the first quarter of 1999, the receipt of a $75.0 million revolving line of credit from a banking syndicate led by Bank of America (none of which is currently outstanding), and the recent infusion of $50.0 million from the sale of preferred stock to Brown Brothers Harriman & Co., World Access is in a strong financial position to pursue strategic growth opportunities in the global telecommunications markets."

         World Access, Inc. provides international long distance voice and data services and proprietary network equipment to the global telecommunications markets. The World Access Telecommunications Group provides wholesale international long distance service to over 200 foreign countries through a combination of its own international network facilities, various international termination relationships and resale arrangements with other international long distance service providers. The World Access Equipment Group develops, manufactures and markets digital switches, billing and network telemanagement systems, cellular base stations, fixed wireless local loop systems, intelligent multiplexers, digital microwave radio systems and other telecommunications network products.
For additional information, please refer to the World Access web site at www.waxs.com.

This press release may contain financial projections or other forward-looking statements made pursuant to the safe harbor provisions of the Securities Reform Act of 1995. Such statements involve risks and uncertainties which may cause actual results to differ materially. These risks include the Company's ability to identify, complete and integrate acquisitions, continue internal growth, termination of certain service agreements or inability to enter into additional service agreements, and other risks described in the Company's SEC filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 1998 and the Company's Registration Statement on Form S-3 (No. 333-43497) incorporated by reference in this press release.
World Access Contact:      Nancy L. de Jonge
Director of Investor Relations
                                    http://www.waxs.com

World Access, Inc. and Subsidiaries

Consolidated Balance Sheet Data

(In thousands)

                                        March 31       December 31
                                          1999             1998
                                       -----------     -----------
                                       (Unaudited)
ASSETS
Current Assets
  Cash and equivalents                 $  41,112       $  55,176
  Accounts receivable                     74,687          70,485
  Inventories                             53,711          48,591
  Other current assets                    57,660          58,566
                                       ---------       ---------
    Total Current Assets                 227,170         232,818
Property and equipment                    59,886          63,602
Goodwill and other intangibles           297,552         298,780
Other assets                              25,553          18,612
                                       ---------       ---------
    Total  Assets                      $ 610,161       $ 613,812
                                       =========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Short-term debt                      $  20,831       $  17,989
  Accounts payable                        42,678          36,418
  Other accrued liabilities               35,975          52,825
                                       ---------       ---------
    Total Current Liabilities             99,484         107,232
Long-term debt                           135,631         137,864
Other liabilities                          9,405           8,133
                                       ---------       ---------
    Total Liabilities                    244,520         253,229
                                       ---------       ---------
Stockholders' equity                     365,641         360,583
                                       ---------       ---------
    Total Liabilities and
     Stockholders' Equity              $ 610,161       $ 613,812
                                       =========       =========



                                      ###

WORLD ACCESS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

                                      Three Months Ended March 31
                                      ---------------------------
                                          1999           1998
                                      -----------     -----------
                                 (In thousands, except per share data)

Carrier service revenues              $  85,612       $     545
Equipment sales                          57,867          22,860
                                      ---------       ---------
  Total Sales                           143,479          23,405

Cost of carrier services                 75,658             454
Cost of services network                  5,569              38
Cost of equipment sold                   31,942          12,182
Amortization of acquired technology       1,200            ---
                                      ---------       ---------
  Total Cost of Sales                   114,369          12,674
                                      ---------       ---------
  Gross Profit                           29,110          10,731
Research and development                  4,354             732
Selling, general and administrative      13,907           2,785
Amortization of goodwill                  3,118             642
In-process research and development        ---           35,400
Restructuring and other charges            ---              590
                                      ---------       ---------
  Operating Income (Loss)                 7,731         (29,418)
Interest and other income                   423           1,271
Interest expense                         (2,628)         (1,443)
                                      ---------       ---------
  Income (Loss) From Continuing
    Operations Before Income Taxes
    and Minority Interests                5,526         (29,590)
Income taxes                              3,405           2,185
                                      ---------       ---------
  Income (Loss) From Continuing
   Operations Before
   Minority Interests                     2,121         (31,775)
Minority interests in earnings
  of subsidiary                            ---              684
                                      ---------       ---------

  Income (Loss) From
    Continuing Operations                 2,121         (32,459)
Net income (loss)from
    discontinued operations                  32          (1,742)
                                      ---------       ---------
  Net Income (Loss)                   $   2,153       $ (34,201)
                                      =========       =========

Income (Loss) Per Common Share:
  Basic:
    Continuing Operations             $    0.06       $   (1.68)
    Discontinued Operations                ---            (0.09)
                                      ---------       ---------
    Net Income (Loss)                 $    0.06       $   (1.77)
                                      =========       =========

  Diluted:
    Continuing Operations             $    0.06       $   (1.68)
    Discontinued Operations                ---            (0.09)
                                      ---------       ---------
    Net Income (Loss)                 $    0.06       $   (1.77)
                                      =========       =========

Weighted Average
Shares Outstanding:
  Basic                                  36,089          19,343
                                      =========       =========
  Diluted                                36,595          19,343
                                      =========       =========